UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. _____)

                              SANDSTON CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   800111 10 6
                                 (CUSIP Number)

                                Daniel J. Dorman
                      President and Chief Executive Officer
                              Sandston Corporation
                        40950 Woodward Avenue, Suite 304
                        Bloomfield Hills, Michigan 48304
                                 (248) 723-3007
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                           Richard A. Walawender, Esq.
                   Miller, Canfield, Paddock and Stone, P.L.C.
                        150 W. Jefferson Ave., Suite 2500
                             Detroit, Michigan 48226
                                 (313) 496-7628

                                  April 1, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 800111 10 6

1        NAME OF REPORTING PERSON:

         Dorman Industries, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

         16-1668188

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |X|
3        SEC USE ONLY

4        SOURCE OF FUNDS:  WK (See Item 3).

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION:  Michigan

                         7       SOLE VOTING POWER:  5,248,257 (See Item 5).
NUMBER OF SHARES
BENEFICIALLY             8       SHARED VOTING POWER: 0 (See Item 5).
OWNED BY EACH
REPORTING PERSON         9       SOLE DISPOSITIVE POWER: 5,248,257 (See Item 5).
WITH
                        10       SHARED DISPOSITIVE POWER: 0 (See Item 5).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         5,248,257 (See Item 5).

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                              |X|  (See Item 5).

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.6% (See Item 5).

14       TYPE OF REPORTING PERSON:  OO/HC (See Item 3).

                                  SCHEDULE 13D

The transactions described herein were fully disclosed in the Form 8K filed by Nematron Corporation on April 4, 2004, the Form 10Q filed by Sandston Corporation (f/k/a Nematron Corporation) on May 17, 2004, the Form 10Q filed by Sandston Corporation on August 13, 2004, the Form 10Q filed by Sandston Corporation on November 15, 2004, the Form 10K filed by Sandston Corporation on March 31, 2005, the Form 3 filed by Daniel J. Dorman on April 7, 2004 and the Form 4 filed by Daniel J. Dorman on December 27, 2006. See also Item 4 of this
Schedule 13D.

Pursuant to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to the sole member of Dorman Industries, LLC, a Michigan limited liability company.

Dorman Industries, LLC has been advised that Daniel J. Dorman disclaims beneficial ownership of any and all shares of "Sandston Common Stock" (as hereinafter defined) beneficially owned by Dorman Industries, LLC. The filing of this Statement on Schedule 13D shall not be construed as an admission that Daniel J. Dorman is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

The filing of this Statement on Schedule 13D shall not be construed as an admission that Dorman Industries, LLC is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.

No member of Dorman Industries, LLC, acting in an individual capacity, may vote, or direct the voting of, any shares of Sandston Common Stock beneficially owned by Dorman Industries, LLC. No member of Dorman Industries, LLC, acting in an individual capacity, may dispose of, or direct the disposition of, any shares of Sandston Common Stock beneficially owned by Dorman Industries, LLC. No member of Dorman Industries, LLC, acting in an individual capacity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Sandston Common Stock beneficially owned by Dorman Industries, LLC. Accordingly, no member of Dorman Industries, LLC shall be deemed the beneficial owner of any shares of Sandston Common Stock beneficially owned by Dorman Industries, LLC solely by virtue of the fact that he is a member of Dorman Industries, LLC.

Daniel J. Dorman, the sole member of Dorman Industries, LLC, disclaims beneficial ownership of any and all shares of Sandston Common Stock beneficially owned by his wife, Patricia Ann Dorman. Mrs. Dorman beneficially owns 600,000 shares of Sandston Common Stock and disclaims beneficial ownership of any and all shares of Sandston Common Stock beneficially owned by Dorman Industries, LLC, which is controlled her husband Daniel J. Dorman. Daniel J. Dorman is the only executive officer of Dorman Industries, LLC and Sandston Corporation.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, no par value per share ("Sandston Common Stock"), of Sandston Corporation, a Michigan corporation ("Sandston" or the "Issuer"). The principal executive offices of Sandston are located at 40950 Woodward Avenue, Suite 304, Bloomfield Hills, Michigan 48304.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c), (f): This Statement on Schedule 13D is being filed by Dorman Industries, LLC, a Michigan limited liability company whose principle place of business and office is located at 40950 Woodward Avenue, Suite 304, Bloomfield Hills, Michigan 48304. Dorman Industries, LLC serves as a holding company to acquire and invest in strategically positioned companies. The sole member of Dorman Industries, LLC, Daniel J. Dorman, is the President and CEO of Sandston. Daniel J. Dorman is also the husband of Patricia Ann Dorman, an investor in Sandston.

The name of the sole member of Dorman Industries, LLC and his respective business address, citizenship and present principal occupation or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on
Schedule I hereto, which Schedule I is incorporated herein by reference.

(d), (e): During the last five years, Dorman Industries, LLC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Dorman Industries, LLC, during the past five years none of the persons listed on Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 5,248,257 shares of Sandston Common Stock reported as beneficially owned by Dorman Industries, LLC were acquired for purposes of investment from Sandston for an aggregate cost of $50,000.

The source of the funds used to acquire all shares of Sandston Common Stock reported as beneficially owned by Dorman Industries, LLC in this Schedule 13D was working capital of Dorman Industries, LLC and not obtained through a bank loan, otherwise borrowed, or otherwise obtained for the specific purpose of acquiring the shares.

ITEM 4. PURPOSE OF TRANSACTION.

As previously disclosed in the Form 8K filed by Nematron Corporation on April 14, 2004, the Form 10Q filed by Sandston Corporation on May 17, 2004, the Form 10Q filed by Sandston Corporation on August 13, 2004, the Form 10Q filed by Sandston Corporation on November 15, 2004, the Form 10K filed by Sandston Corporation on March 31, 2005, the Form 3 filed by Daniel J. Dorman on April 7, 2004 and the Form 4 filed by Daniel J. Dorman on December 27, 2006, the shares of Sandston Common Stock reported as beneficially owned by Dorman Industries, LLC were acquired for purposes of investment from the Issuer on April 1, 2004. As part of a comprehensive restructuring of Nematron Corporation, which sold substantially all of its assets to a third party on March 31, 2004, changed its name to Sandston Corporation, and approved a reverse 5:1 split of its common shares, Dorman Industries, LLC purchased 5,248,257 shares of Sandston Common Stock. At that time, this was equivalent, on a fully diluted basis, to a 62.5% interest in Sandston which, as a result of the restructuring, had no active business. Dorman Industries, LLC's intent in purchasing the Sandston Common Stock was to use Sandston and its "public shell" as a platform for acquiring a variety of businesses, not merely as a provider of capital or as an investment fund, but to use the knowledge, resources and connections of the principals of Dorman Industries, LLC to participate in the growth of any acquired business. It was also anticipated that add-on acquisitions would be identified for key industry groups within Sandston's family of businesses. At the time of Dorman Industries, LLC's acquisition of its Sandston Common Stock and as a condition to the consummation of the stock purchase agreement for such stock, Daniel J.
Dorman was elected a director of Sandston and became its chief executive officer. At the same time, Lawrence J. DeFiore was also elected a director of Sandston and Matthew S. Galvez retained his seat as a director of Sandston. As of the date of this filing, Sandston has not made any acquisitions of active businesses.

In a recent transaction reported by the Issuer, Sandston issued 2,400,000 shares of Sandston Common Stock in a private placement for net proceeds of $120,000. Dorman Industries, LLC did not participate in this transaction, and consequently Dorman Industries, LLC's interest in Sandston was diluted to 48.6%. Patricia Ann Dorman, wife of Daniel J. Dorman, acquired 600,000 of the 2,400,000 shares and filed a Schedule 13D with respect to this acquisition.

From time to time Dorman Industries, LLC may purchase or sell additional shares of Sandston Common Stock in unsolicited market transactions at the prevailing market price or in privately negotiated transactions.

The response to Item 5(a) of this Schedule 13D is incorporated herein by this reference.

For additional information on Dorman Industries, LLC's transaction related to its acquisition of equities of Sandston, please see the Form 8K filed by Nematron Corporation on April 4, 2004, the Form 10Q filed by Sandston Corporation on May 17, 2004, the Form 10Q filed by Sandston Corporation on August 13, 2004, the Form 10Q filed by Sandston Corporation on November 15, 2004, the Form 10K filed by Sandston Corporation on March 31, 2005, the Form 3 filed by Daniel J. Dorman on April 7, 2004 and the Form 4 filed by Daniel J. Dorman on December 27, 2006.

                                    * * * * *

Except as described in this Item 4 or in Item 6 of this Schedule 13D, Dorman Industries, LLC does not presently have any plans or proposals which relate to or would result in, (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any material  change in the  business or corporate  structure of the Issuer;
(g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph. The foregoing notwithstanding, Dorman Industries, LLC intends to remain free to take such actions, including the making of such proposals, as it may from time to time deem appropriate in light of circumstances which might arise from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) (i) Dorman Industries, LLC is the beneficial owner of 5,248,257 shares of Sandston Common Stock, which at the time of purchase constituted 62.5% of the shares of Sandston Common Stock deemed issued and outstanding, and which constitute 48.6% of the shares of Sandston Common Stock deemed issued and outstanding as of March 21, 2007. The number of shares of Sandston Common Stock reported in this section (a) as beneficially owned by Dorman Industries, LLC does not include any of the shares of Sandston Common Stock reported as beneficially owned by Patricia Ann Dorman, wife of Daniel J. Dorman, the President and CEO of the Issuer and sole member, Chairman and Chief Executive Officer of Dorman Industries, LLC. Patricia Ann Dorman has disclaimed beneficial interest in any shares of Sandston Common Stock beneficially owned by Dorman Industries, LLC. Daniel J. Dorman has disclaimed beneficial ownership of any shares of Sandston Common Stock beneficially owned by Patricia Ann Dorman and Dorman Industries, LLC. Daniel J. Dorman is the only executive officer of Dorman Industries LLC and Sandston Corporation.

            (ii) Daniel J. Dorman is the beneficial owner of 0 shares of Sandston Common Stock, which constitute less than 1% of the shares of Sandston Common Stock deemed issued and outstanding as of March 21, 2007. The number of shares of Sandston Common Stock reported in this Section (a)(ii) as beneficially owned by Daniel J. Dorman does not include any of the shares of Sandston Common Stock reported as beneficially owned by Dorman Industries, LLC.

            (iii) Except as otherwise indicated in this section (a), to the knowledge of Dorman Industries, LLC, no member of Dorman Industries, LLC, considered individually, beneficially owns any shares of Sandston Common Stock.

(b) (i) Dorman Industries, LLC has the power to vote, or to direct the voting of, all of the shares of Sandston Common Stock reported as beneficially owned by it in the response to subsection (a) of this Item 5. Dorman Industries, LLC has the power to dispose of, or to direct the disposition of, all of the shares of Sandston Common Stock reported as beneficially owned by it in the response to subsection (a) of this Item 5.

            (ii)  Daniel  J.  Dorman,  as the sole  member,  Chairman  and Chief
Executive Officer of Dorman Industries and acting on behalf of Dorman Industries, LLC, has the power (a) to vote, or to direct the voting of, all of the shares of Sandston Common Stock reported as beneficially owned by Dorman
Industries LLC in the response to subsection (a) of this Item 5 and (b) to dispose of, or to direct the disposition of, all of the shares of Sandston Common Stock reported as beneficially owned by Dorman Industries LLC in the response to subsection (a) of this Item 5.

            (iii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Dorman Industries, LLC, no member or executive officer of Dorman Industries, LLC, considered individually, has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of Sandston Common Stock.

(c) Except as otherwise indicated in this subsection (c) or the response to Item 3 of this Schedule 13D, neither Dorman Industries, LLC nor Daniel J. Dorman has personally effected any transactions in Sandston Common Stock in the last 60 days. The only transaction in Sandston Common Stock involving Dorman Industries, LLC or Daniel J. Dorman is the following transaction:

                              List of Transactions

                               Date of            Type of         No. of             Price Per
             Name            Transaction        Transaction       Shares               Share

Dorman Industries, LLC      April 1, 2004        Purchase       5,248,257             $.0095

(d) (i) Dorman Industries, LLC has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Sandston Common Stock reported as beneficially owned by it in the response to subsection (a) of this Item 5.

      (ii) Daniel J. Dorman, as an individual, does not have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Sandston Common Stock reported as beneficially owned by Dorman Industries LLC in the response to subsection (a) of this Item 5.

      (iii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Dorman Industries, LLC, no member or executive officer of Dorman Industries, LLC, considered individually, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of Sandston Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 21, 2007                              Dorman Industries, LLC

                                                    By:  /s/ Daniel J. Dorman
                                                         ---------------------
                                                    Its: Chief Executive Officer

                                   SCHEDULE I

            MEMBERS AND EXECUTIVE OFFICERS OF DORMAN INDUSTRIES, LLC.

The names, business addresses and present principal occupations of the sole member and executive officers of Dorman Industries, LLC are set forth below. Unless otherwise indicated, the business address of each Dorman Industries, LLC member or executive officer is also the business address of such person's employer, if any. Unless otherwise indicated, each member and executive officer listed below is a citizen of the United States.

MEMBERS

NAME                    PRESENT PRINCIPAL OCCUPATION AND ADDRESS

Daniel J. Dorman        Sole member, Chairman and CEO of Dorman Industries, LLC,
                        a multi-industry holding company. Mr. Dorman's principal
                        business  address is 40950  Woodward  Avenue,  Ste. 304,
                        Bloomfield  Hills,  Michigan 48304. He is also President
                        and Chief Executive Officer of Sandston Corporation with
                        offices at 40950 Woodward Avenue,  Ste. 304,  Bloomfield
                        Hills, Michigan 48304; President of D.J. Dorman & Co., a
                        merchant  banking  firm with  offices at 40950  Woodward
                        Avenue,  Ste. 304,  Bloomfield  Hills,  Michigan  48304;
                        Chairman of Kroll  International,  LLC, a wholesaler  of
                        law  enforcement,  homeland  security and public  safety
                        equipment  with  offices at 51360  Danview  Tech  Court,
                        Shelby Township,  Michigan, 48315; Chairman of Versatile
                        Processing   Group,   Inc.,   a  holding   company   for
                        non-ferrous/base  metal  processing and utility  service
                        companies   with   offices  at  7755  E.  89th   Street,
                        Indianapolis,   Indiana,   46256;   a  director  of  Kux
                        Manufacturing    Company,    Inc.,   an    architectural
                        engineering and manufacturing company with offices at 12675 Burt Rd., Detroit, Michigan, 48223 and a director of Pipex Pharmaceuticals, Inc. with offices at 3985
                        Research Park Drive, Ann Arbor, Michigan 48108.